

August 3, 2015

VIA E-mail
Mr. Gary T. Krenek
Senior Vice President and Chief Financial Officer
Diamond Offshore Drilling, Inc.
15415 Katy Freeway
Houston, Texas 77094

> Re: **Diamond Offshore Drilling, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2014**
> **Response Dated June 23, 2015**
> **File No. 001-13926**

Dear Mr. Krenek:

We have reviewed your June 23, 2015 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within 10 business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2014

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 25

Critical Accounting Estimates, page 29

Property, Plant and Equipment, page 29

1.   Your response to prior comment 2 states that mid-water semisubmersible rigs not currently under contract have attributes that make them very likely to return to work. Please provide us with additional detail explaining your basis for this statement and tell us when you expect these rigs to be contracted. As part of your response, address the track record of these rigs, including with regard to historical periods that involved significant commodity price downturns.

Mr. Gary T. Krenek
Diamond Offshore Drilling, Inc.
August 3, 2015
Page 2

       You may contact Donald F. Delaney, Senior Staff Accountant, at (202) 551-3863, if you have questions regarding comments on the financial statements and related matters. Please contact me, at (202) 551-3311, with any other questions.

Sincerely,

/s/ Ethan Horowitz

Ethan Horowitz
Branch Chief